UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

60 Kaki Bukit Place, #03-01 Eunos Techpark, Singapore 415979

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6327 1110

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

As previously disclosed, EUDA Health Holdings Limited (“EUDA” or the “Company”) entered into a convertible promissory note purchase agreement dated as of August 1, 2025 (the “Purchase Agreement”) with an institutional investor (the “Purchaser”) to purchase one or more convertible promissory notes (the “Notes”) in an aggregate amount not to exceed $10,000,000. Pursuant to the Purchase Agreement, the Company issued and sold to the Purchaser an initial Note in the aggregate principal amount of $1,000,000 on August 1, 2025 (the “August Note”) which was convertible into newly-issued ordinary shares of the Company, no par value (the “ordinary shares”) at 85% of the trading price of the Company’s ordinary shares on the date the Purchaser submits its conversion notice. Prior to September 19, 2025, the Purchaser had converted an aggregate of $837,500 of the August Note into 569,859 ordinary shares.

As previously disclosed, pursuant to a letter agreement by the parties dated September 19, 2025 which was further amended on October 2, 2025, the Company delivered to the Purchaser an additional 41,620 ordinary shares at the conversion price of $0.901 per share, and the Purchaser agreed not to convert the remaining $162,500 balance of the August Note until after October 31, 2025 on which date the Purchaser may opt to either convert the remaining $162,500 balance of the August Note into 81,250 ordinary shares at $2.00 per share, or request that the Company repay the $162,500 in cash. On November 7, 2025, the Purchaser agreed to convert the remaining $162,500 balance of the August Note into 81,250 ordinary shares (the “October Amendment to Letter Agreement”).

As previously disclosed, the Company does not intend to send Purchaser any additional put requests for the sale of additional Notes to the Purchaser under the terms of the Purchase Agreement.

The foregoing description of the October Amendment to Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the October Amendment to Letter Agreement which is filed as Exhibit 1.1 to this Current Report, and incorporated by reference herein.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-282723) and the prospectus thereof and any prospectus supplements or amendments thereto.

Exhibits

1.1	October Amendment to Letter Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: November 17, 2025

EUDA Health Holdings Limited

/s/ Alfred Lim
By:	Alfred Lim
Chief Executive Officer